FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 11/06/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X    Form 40-F
                                       ---            ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                                     Yes      No X
                                        ---     ---   -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s consolidated condensed interim financial statements as of September 30, 2006.





TERNIUM S.A.

CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
AND FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006 AND 2005





46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668




                                                   TERNIUM S.A.
                        Consolidated condensed interim financial statements as of September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005
                                              (All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

                                                                Three-month period ended         Nine-month period ended
                                                                     September 30,                    September 30,
                                                            --------------------------------- -------------------------------
                                                   Notes         2006             2005             2006            2005
                                                 ---------- ---------------- ---------------- -------------- ----------------
                                                                      (Unaudited)                      (Unaudited)

Net sales ........................................   4           1,743,491        1,151,995        4,981,447      2,979,840
Cost of sales .................................... 4 & 5        (1,082,402)        (670,275)      (3,147,644)    (1,581,818)
                                                              -------------    -------------    -------------  -------------


Gross profit .....................................   4             661,089          481,720        1,833,803      1,398,022


Selling, general and administrative expenses .....   6            (152,680)        (148,610)        (459,065)       (328,214)
Other operating income (expenses), net ...........                    (204)         (36,867)           2,672        (44,664)
                                                              -------------    -------------    -------------  -------------


Operating income .................................                 508,205          296,243        1,377,410      1,025,144

Financial expenses, net ..........................   7             (87,191)         (77,307)        (318,933)      (180,030)
Excess of fair value of net assets acquired over
 cost.............................................                       -                -                -        188,356
Equity in earnings of associated companies .......   8               4,767            2,192            3,845         21,315
                                                              -------------    -------------    -------------  -------------


Income before income tax expense..................                 425,781          221,128        1,062,322      1,054,785
Income tax expense ...............................                 (71,747)         (44,948)        (224,594)      (150,665)
                                                              -------------    -------------    -------------  -------------

Net income for the period ........................                 354,034          176,180          837,728        904,120
                                                              -------------    -------------    -------------  -------------
Attributable to:

Equity holders of the Company ....................                 257,378           89,251          655,022        566,859
Minority interest ................................                  96,656           86,929          182,706        337,261
                                                              -------------    -------------    -------------  -------------
                                                                   354,034          176,180          837,728        904,120
                                                              -------------    -------------    -------------  -------------

Weighted average number of shares outstanding.....           2,004,743,442    1,168,943,632    1,913,947,510  1,168,943,632
Basic earnings per share for profit  attributable
to the equity  holders of the Company  (expressed
in USD per share)                                                     0.13             0.08             0.34           0.48
Diluted    earnings    per   share   for   profit
attributable   to  the  equity   holders  of  the
Company (expressed in USD per share)                                  0.13             0.07             0.34           0.46

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public
Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated
Financial Statements and notes for the fiscal year ended December 31, 2005.




                                                         TERNIUM S.A.
                             Consolidated condensed interim financial statements as of September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005
                                                   (All amounts in USD thousands)

CONSOLIDATED CONDENSED BALANCE SHEETS

                                                           Notes        September 30, 2006       December 31, 2005
                                                         ----------- ------------------------- -----------------------
                                                                           (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net.....................      9          5,374,866               5,463,871
Intangible assets, net.................................      9            541,750                 552,882
Investments in associated companies....................      8             13,336                   9,122
Other investments, net ................................                    13,291                  12,607
Deferred tax assets ...................................                    37,582                  29,126
Other assets ..........................................                         -                     952
Receivables, net.......................................                    61,042   6,041,867      47,863   6,116,423
                                                                     ------------- ----------- ----------- -----------

Current assets
Receivables............................................                   220,217                 291,302
Other assets ..........................................                         -                   3,160
Derivative financial instruments.......................                     6,788                   5,402
Inventories, net ......................................                 1,267,069               1,000,119
Trade receivables, net ................................                   609,372                 472,760
Other investments......................................                         -                   5,185
Cash and cash equivalents..............................                   825,678   2,929,124     765,630   2,543,558
                                                                     ------------- ----------- ----------- -----------

Non-current assets classified as held for sale.........                                 9,504                        -
                                                                                   -----------             -----------
Total assets ..........................................                             8,980,495               8,659,981
                                                                                   -----------             -----------

EQUITY
Capital and reserves attributable to the company's
   equity holders......................................                              3,592,640              1,842,454

Minority interest......................................                              1,800,017              1,733,465
                                                                                   -----------             -----------

Total equity...........................................                              5,392,657              3,575,919

LIABILITIES
Non-current liabilities
Provisions ............................................                    59,385                  53,479
Deferred tax liabilities...............................                   952,694               1,048,188
Other liabilities .....................................                   217,666                 187,917
Trade payables ........................................                         -                   1,167
Borrowings ............................................                   799,412   2,029,157   2,399,878   3,690,629
                                                                     ------------- ----------- ----------- -----------

Current liabilities
Provisions.............................................                         -                     659
Current tax liabilities................................                   216,348                 126,972
Other liabilities .....................................                   172,440                 194,073
Trade payables ........................................                   653,238                 555,330
Derivative financial instruments.......................                   17,455                       -
Borrowings ............................................                   499,200   1,558,681     516,399   1,393,433
                                                                     ------------- ----------- ----------- -----------

Total liabilities .....................................                             3,587,838               5,084,062
                                                                                   -----------             -----------

Total equity and liabilities...........................                             8,980,495               8,659,981
                                                                                   -----------             -----------


Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public
Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated
Financial Statements and notes for the fiscal year ended December 31, 2005.


                                                         TERNIUM S.A.
                             Consolidated condensed interim financial statements as of September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005
                                                   (All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                      Attributable to the Company's equity holders (1)
                 -------------------------------------------------------------------------
                                                Capital
                            Initial              stock                                               Total     Total
                            public  Revaluation   issue    Currency                                 Equity at Equity at
                  Capital   offering and other  discount   translationRetained            Minority   September September
                    stock   expenses  reserves     (2)     adjustment  earnings   Total    interest  30, 2006  30, 2005
                 -------------------------------------------------------------------------------------------------------

Balance at
 January 1       1,396,552   (5,456) 1,462,137 (2,298,048)    (92,691)1,379,960 1,842,454 1,733,465 3,575,919 1,771,851

Currency
 translation
 adjustment                                                   (61,524)            (61,524)  (19,128)  (80,652)  (90,043)
Net income for
 the period                                                             655,022   655,022   182,706   837,728   904,120
                 -------------------------------------------------------------------------------------------------------
Total recognized
 income for the
 period                                                       (61,524)  655,022   593,498   163,578   757,076   814,077

Dividends paid in
 cash and other
 distributions                                                                                                 (238,652)
Dividends paid in
 cash and other
 distributions by
 subsidiary
 companies                                                                                  (27,175)  (27,175) (125,954)
Acquisition of
 business                                                                                   (19,142)  (19,142)  864,415
Contributions
 from
 shareholders
 (see Note 3)
 Exchange           33,801              43,100    (26,818)                         50,083   (46,998)    3,085    54,758
Conversion of
 Subordinated
 Convertible
 Loans (see Note
 3)                302,962             302,962                                    605,924             605,924
Initial Public
 Offering (see
 Note 3)           271,429  (17,839)   271,429                                    525,019             525,019
Other reserves
 (see Note 11.b)                       (24,338)                                   (24,338)   (3,711)  (28,049)  307,007
                 -------------------------------------------------------------------------------------------------------

Balance at
 September 30    2,004,744  (23,295) 2,055,290 (2,324,866)   (154,215)2,034,982 3,592,640 1,800,017 5,392,657 3,447,502
                 -------------------------------------------------------------------------------------------------------

(1) Shareholders' equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (ii).

(2) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

     Dividends  may be paid by  Ternium  to the  extent  distributable  retained earnings  calculated in accordance with Luxembourg law and regulations exist.  Therefore,  retained earnings  included in these  consolidated
     condensed   interim   financial   statements   may   not   be   wholly
     distributable. See Note 10 (ii).


    The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered
    Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited
    Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.



                                                        TERNIUM S.A.
                             Consolidated condensed interim financial statements as of September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005
                                                 (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS
                                                             Notes      Nine-month period ended September, 30
                                                           ----------   --------------------------------------
                                                                               2006                2005
                                                                        --------------------------------------
                                                                                     (Unaudited)
Cash flows from operating activities
Net income for the period ................................                         837,728            904,120
Adjustments for:
     Depreciation and amortization .......................     9                   318,460            205,492
     Income tax accruals less payments ...................                           4,307            (25,052)
     Derecognition of property, plant and equipment.......     9                     1,716             42,547
     Excess of fair value of net assets acquired over
      cost ...............................................                               -           (188,356)
     Equity in earnings of associated companies ..........     8                    (3,845)           (21,315)
     Interest accruals less payments .....................                         (10,736)            11,222
Changes in  provisions ...................................                          31,680             (3,516)
Changes in working capital ...............................                        (274,111)            (4,068)
Currency translation adjustment and others ...............                          33,378             (2,203)
                                                                        -------------------   ----------------
Net cash provided by operating activities                                          938,577            918,871
                                                                        -------------------   ----------------

Cash flows from investing activities
Capital expenditures .....................................     9                  (280,091)          (124,741)
Changes in trust funds....................................                           5,185             88,755
Acquisition of business ..................................    11                  (103,055)        (2,186,946)
Proceeds from the sale of property, plant and equipment...                             988              2,384
                                                                        -------------------   ----------------
Net cash used in investing activities                                             (376,973)        (2,220,548)
                                                                        -------------------   ----------------

Cash flows from financing activities
Dividends paid in cash and other distributions to
company's equity shareholders.............................                               -           (238,652)
Dividends paid in cash and other distributions to
 minority shareholders....................................                         (27,175)          (125,954)

Net proceeds from Initial Public Offering ................                         525,019                  -

Contributions from shareholders...........................                           3,085             54,758
Proceeds from borrowings .................................                         123,207          2,051,009
Repayments of borrowings .................................                      (1,124,792)          (593,777)
                                                                        -------------------   ----------------
Net cash (used in) provided by financing activities                               (500,656)         1,147,384
                                                                        -------------------   ----------------
Increase (decrease) in cash and cash equivalents                                    60,948          (154,293)
                                                                        -------------------   ----------------

Movement in cash and cash equivalents
At January 1, (1).........................................                         754,980            194,875
Acquisition of business ..................................                               -            520,753
Effect of exchange rate changes...........................                            (591)           (32,665)
Increase (decrease) in cash and cash equivalents..........                           60,948          (154,293)
                                                                        -------------------   ----------------
Cash and cash equivalents at September 30, (1) ...........                         815,337            528,670
                                                                        -------------------   ----------------

Non-cash transactions

Conversion of debt instruments into shares ...............                         605,924            127,576

     (1)  In addition,  the Company has  restricted  cash for USD 10,341 and USD
          10,650 at September 30, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public
Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated
Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
  Consolidated condensed interim financial statements as of September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005
                         (All amounts in USD thousands)


INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1    Basis of presentation
2    Accounting policies
3    Initial Public Offering
4    Segment information
5    Cost of sales
6    Selling, general and administrative expenses
7    Financial expenses, net
8    Investments in associated companies
9    Property, plant and equipment and Intangible assets, net
10   Contingencies, commitments and restrictions on the distribution of profits
11   Acquisition of business
12   Related party transactions
13   Recent accounting pronouncements

                                  TERNIUM S.A.
        Notes to the Consolidated Condensed Interim Financial Statements


1   Basis of presentation


Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders' meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting".

These consolidated condensed interim financial statements should be read in conjunction with the audited combined consolidated financial statements for the year ended December 31, 2005.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under "Financial expenses, net".

These consolidated condensed interim financial statements were approved by the Board of Directors of Ternium on November 6, 2006.

2   Accounting policies

The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited combined consolidated financial statements for the year ended December 31, 2005.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

A detail of the accounting policies followed by the Company in the preparation of these financial statements, other than those followed in the preparation of the audited combined consolidated financial statements for the year ended December 31, 2005 follows:

- Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale total USD
9.5 million and include principally land and other real estate items. Sale is expected to be completed within a one-year period.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


3   Initial Public Offering

In January 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC") and announced the commencement of its offer to sell 24,844,720 American Depositary Shares ("ADS") representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities
(USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the "Underwriters" and the offering thereunder, the "Initial Public Offering"). The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility, after deducting related expenses.

Also, the Company has granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised such option to purchase 2,298,136 ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. The gross proceeds from this transaction totaled USD46.0 million.

In addition, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium's ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.

Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3.1 million in cash for shares of the Company. ISL has contributed such interest in Amazonia to the Company in exchange for shares of the Company after the settlement of the Initial Public Offering.

4   Segment information

Primary reporting format - business segments

                                                Flat steel  Long steel
                                                 products    products      Other       Total
                                                 -------------------------------------------------
                                                                   (Unaudited)
   Nine-month period ended September 30, 2006

   Net sales                                      3,809,556     964,737      207,154    4,981,447
   Cost of sales                                 (2,394,215)   (632,051)    (121,378)  (3,147,644)
                                                 ----------    --------     --------   ----------
   Gross profit                                   1,415,341     332,686       85,776    1,833,803

   Depreciation - PP&E                              266,846      36,203          922      303,971

                                                Flat steel  Long steel
                                                 products    products      Other       Total
                                                 -------------------------------------------------
                                                                   (Unaudited)
   Nine-month period ended September 30, 2005

   Net sales                                      2,515,185     365,496       99,159    2,979,840
   Cost of sales                                 (1,295,674)   (211,290)     (74,854)  (1,581,818)
                                                 ----------    --------     --------   ----------
   Gross profit                                   1,219,511     154,206       24,305    1,398,022

   Depreciation - PP&E                              177,551      22,008          425      199,984

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


4   Segment information (continued)

Secondary reporting format - geographical segments

Allocation of net sales is based on the customers' location.

Ternium's subsidiaries operate for three main geographical areas. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

                                                              South and
                                                               Central     North       Europe and
                                                               America    America       others         Total
                                                               -------    -------       ------         -----
                                                                              (Unaudited)
Nine-month period ended September 30, 2006
Net sales                                                      2,839,179   2,108,910       33,358   4,981,447

Depreciation - PP&E                                              204,665      99,298            8     303,971


Nine-month period ended September 30, 2005
Net sales                                                      2,122,251     579,486      278,103   2,979,840

Depreciation - PP&E                                              181,691      18,286            7     199,984


5        Cost of sales

                                                                                Nine-month period ended
                                                                                      September 30,
                                                                            ----------------------------------
                                                                                  2006               2005
                                                                            ----------------- ----------------
                                                                                       (Unaudited)

Inventories at the beginning of the year                                        1,000,119             254,286
Acquisition of business                                                             8,180             629,729
Plus: Charges for the period
Raw materials and consumables used and other movements                          2,326,769             989,486
Services and fees                                                                 112,694              83,011
Labor cost                                                                        354,924             196,923
Depreciation of property, plant and equipment                                     284,652             183,250
Amortization of intangible assets                                                  10,187               3,762
Maintenance expenses                                                              242,915             148,389
Office expenses                                                                     5,988               4,806
Freight and transportation                                                         18,816              16,653
Insurance                                                                           7,597               3,185
Provision for obsolescence                                                         26,274               2,552
Recovery from sales of scrap and by-products                                      (37,559)            (20,262)
Others                                                                             53,157              22,636
Less: Inventories at the end of the period                                     (1,267,069)           (936,588)
                                                                            ----------------- ----------------
Cost of sales                                                                   3,147,644           1,581,818
                                                                            ----------------- ----------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



6        Selling, general and administrative expenses

                                                                                  Nine-month period ended
                                                                                      September 30,
                                                                            -----------------------------------
                                                                                  2006              2005
                                                                            -----------------------------------
                                                                                       (Unaudited)
Services and fees                                                                     37,872            27,164
Labor cost                                                                           108,665            69,057
Depreciation of  property plant and equipment                                         19,319            16,734
Amortization of intangible assets                                                      4,302             1,746
Maintenance and expenses                                                              12,409             4,980
Taxes                                                                                 32,513            32,471
Office expenses                                                                       23,252             9,195
Freight and transportation                                                           203,744           154,947
Insurance                                                                              1,011               292
Others                                                                                15,978            11,628
                                                                            ----------------- -----------------
Selling, general and administrative expenses                                         459,065           328,214
                                                                            ----------------- -----------------


7        Financial expenses, net

                                                                                 Nine-month period ended
                                                                                      September 30,
                                                                           ------------------------------------
                                                                                 2006               2005
                                                                           ------------------------------------
                                                                                       (Unaudited)

Interest expense                                                                   (91,671)         (43,016)
Interest income                                                                     40,559           18,567
Net foreign exchange transaction gains and change in fair value of
derivative instruments                                                             (22,176)         (20,386)
Debt issue costs                                                                   (12,770)            (950)
Income from Participation Account (i)                                                    -           44,050
Loss from Participation Account (i)                                               (215,707)        (173,288)
Others                                                                             (17,168)          (5,007)
                                                                           ------------------ -----------------
Financial expenses, net                                                           (318,933)        (180,030)
                                                                           ------------------ -----------------


(i) Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement has been recorded under Income from Participation Account within Financial expenses, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium's share of the Participation Account as from February 15, 2005, has been offset against Amazonia's loss for the same concept and shown net under Loss from Participation Account line item.

8        Investments in associated companies

                                                                                 Nine-month period ended
                                                                                      September 30,
                                                                          --------------------------------------
                                                                                2006                2005
                                                                          --------------------------------------
                                                                                       (Unaudited)
At the beginning of  the year                                                        9,122         309,318
Translation adjustment                                                                  25          (3,365)
Acquisition                                                                            344               -
Equity in earnings  of associated companies                                          3,845          21,315
Consolidation of Amazonia                                                                -        (318,166)
                                                                          ------------------ -------------------
At the end of  the period                                                           13,336           9,102
                                                                          ------------------ -------------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



9        Property, plant and equipment and Intangible assets, net
                                                                             Net Property,      Net Intangible
                                                                               Plant and
                                                                               Equipment            Assets
                                                                            -----------------  -----------------
                                                                              (Unaudited)        (Unaudited)
Nine-month period ended September 30, 2006
At the beginning of the year                                                       5,463,871            552,882
Currency translation differences                                                    (85,708)           (10,604)
Transfers                                                                            (9,632)                  -
Additions                                                                            266,804             13,961 (1)
Disposals                                                                            (2,607)                  -
Derecognition                                                                        (1,716)                  -
Increase due to business acquisition                                                  47,825                  -
Depreciation/ Amortization charge                                                  (303,971)           (14,489)
                                                                            -----------------  -----------------
At the end of the period                                                           5,374,866            541,750
                                                                            -----------------  -----------------

(1) Includes USD 675 thousand corresponding to goodwill derived from the acquisition of additional shares of Hylsamex. See Note 11.c.

10 Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 29 to the Company's audited Combined Consolidated Financial Statements for the year ended December 31, 2005. Significant changes or events since the date of the annual report are as follows:

(i) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A. claim
In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor's favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At September 30, 2006, Sidor's potential exposure under this litigation amounted to USD 118.6 million.

(ii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated condensed interim financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions (amounts in USD thousands):


                                                                       At September
                                                                         30, 2006
                                                                      ----------------
       Share capital                                                        2,004,744
       Initial Public Offering expenses                                      (14,928)
       Legal reserve                                                          200,474
       Distributable reserves                                                 402,149
       Non distributable reserves                                           1,414,122
       Accumulated profit at January 1, 2006                                  107,612
       Profit for the period                                                  326,107
                                                                      ----------------

       Total shareholders' equity under Luxembourg GAAP                     4,440,280
                                                                      ----------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


11       Acquisition of business

          a) On November 18 2005, Ternium's Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. ("Acindar") related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million, subject to subsequent adjustments. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

       The acquired business contributed revenues of USD 50.4 million in the nine month period ended September 30, 2006. The fair value of assets and liabilities arising from acquisition are as follows:

                                                                       USD thousands
                                                                      ----------------
       Property, plant and equipment                                           47,825
       Inventories                                                              8,180
       Deferred tax liabilities                                                 (875)
       Others assets and liabilities, net                                          53
                                                                      ----------------
       Net                                                                     55,183
                                                                      ----------------

          b) In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. ("Acerex") through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium's Mexican operations and as an independent processor for other steel companies.

       As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.

          c) On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company's issued and outstanding common stock, for a total consideration of USD 3.3 million. Ternium's voting and equity interest in Hylsamex after this acquisition totals 99.9% and 86.8%, respectively. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(a) to Ternium's Annual Combined Consolidated Financial Statements at December 31,
               2005). Goodwill resulting from this acquisition totaled USD 0.7 million.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

12 Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which has 70.52% of the Company's voting rights, either directly or indirectly. The ultimate controlling entity of the Company is Rocca & Partners, a British Virgin Islands corporation.

The following transactions were carried out with related parties:

                                                                  Nine-month period ended September, 30
                                                                 ----------------------------------------
                                                                        2006                 2005
                                                                 -------------------- -------------------
                                                                               (Unaudited)
(i)     Transactions

(a)  Sales of goods and services
         Sales of goods to associated parties                                  1,905                   -
         Sales of goods to other related parties                              66,146              27,652
         Sales of services to associated parties                               2,169               3,244
         Sales of services to other related parties                              858               3,186
                                                                 -------------------- -------------------
                                                                              71,078              34,082
                                                                 -------------------- -------------------
(b)  Purchases of goods and services
         Purchases of goods from associated parties                           62,570              65,921
         Purchases of goods from other related parties                        30,717              27,562
         Purchases of services from associated parties                         2,316                   -
         Purchases of services from other related parties                    120,837              45,222
                                                                 -------------------- -------------------
                                                                             216,440             138,705
                                                                 -------------------- -------------------
(c)   Financial results
         Income with associated parties                                        2,832              47,275
         Income with other related parties                                        31                  40
         Expenses with other related parties                                  (1,815)             (2,975)
                                                                 -------------------- -------------------
                                                                               1,048              44,340
                                                                 -------------------- -------------------



                                                                  At September 30,     At December 31,
                                                                        2006                2005
                                                                  ---------------------------------------
                                                                               (Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
         Receivables from associated  parties                                71,120               71,317
         Receivables from other related parties                              50,736               18,175
         Payables to associated parties                                      (9,181)             (13,644)
         Payables to other related parties                                  (40,716)             (17,914)
                                                                  ------------------ --------------------
                                                                             71,959               57,934
                                                                  ------------------ --------------------

b)  Other investments
         Time deposit with other related parties                             11,185               10,450
                                                                  ------------------ --------------------

(c)  Other balances
         Trust fund with other related parties                                  -                  5,185
                                                                  ------------------ --------------------


(d)  Financial debt
         Borrowings with other related parties                              (2,161)            (607,472)
                                                                  ------------------ --------------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



13    Recent accounting pronouncements

a) IFRIC Interpretation 9, Reassessment of Embedded Derivatives

In February 2006, the International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 9 "Reassessment of Embedded Derivatives" ("IFRIC 9"). IFRIC 9 applies to all embedded derivatives within the scope of International Accounting Standard No. 39. However, it does not address
(i) remeasurement issues arising from a reassessment of embedded derivatives, or
(ii) the acquisition of contracts with embedded derivatives in a business combination nor their possible reassessment at the date of acquisition.

Paragraph 7 of IFRIC 9 states that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. Also, paragraph 8 of IFRIC 9 states that a first-time adopter shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative on the basis of the conditions that existed at the later of the date it first became a party to the contract and the date a reassessment is required by paragraph 7.

An entity shall apply this Interpretation for annual periods beginning on or after 1 June 2006, although earlier application is encouraged.

The Company's management estimates that the application of IFRIC 9 will not have a material effect on the Company's financial condition or results of operations.


b) IFRIC Interpretation 10, Interim Financial Reporting and Impairment

In July 2006, IFRIC issued IFRIC Interpretation 10 "Interim Financial Reporting and Impairment" ("IFRIC 10"). IFRIC 10 provides guidance on whether impairment losses related to goodwill (IAS 36), investments in equity instruments or financial assets carried at cost (IAS 39), which were recognised in previous periods, should ever be reversed in an interim period (IAS 34) and the effect of that interaction on subsequent interim and annual financial statements.

IFRIC reached a consensus that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. In addition, paragraph 9 of IFRIC 10 states that "an entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards".

An entity shall apply this Interpretation for annual periods beginning on or after 1 November 2006, although earlier application is encouraged.

The Company's management estimates that the application of IFRIC 10 will not have a material effect on the Company's financial condition or results of operations.




--------------------------------------------------------------------------------
                                Roberto Philipps
--------------------------------------------------------------------------------
                             Chief Financial Officer
--------------------------------------------------------------------------------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps              By:      /s/ Daniel Novegil
    --------------------                       -------------------
Name: Roberto Philipps                         Name: Daniel Novegil
Title: Chief Financial Officer                 Title: Chief Executive Officer


Dated: November 6, 2006